UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

John B. Sanfilippo & Son, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

800422 10 7

(CUSIP Number)

Donald E. Batterson, Esq.

Alexander J. May, Esq.

Jenner & Block LLP, 353 N. Clark Street, Chicago, IL 60654

312-840-8659

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800422 10 7

1.	Names of Reporting Persons Michael J. Valentine
2.

  Check the Appropriate Box if a Member of a Group*

  (a)  ☒**        (b)  ☐

  **  The reporting persons making this filing hold an aggregate of 828,930 shares of Class A Stock and 29,822 shares of Common Stock, which in the aggregate represents 23.9% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

  Sole Voting Power

(Represents (a) 828,930 shares of Class A Stock held by Mr. Valentine as Trustee of certain trusts, the beneficiaries of which are Mr. Valentine and his siblings; and (b) 29,822 shares of Common Stock held directly by Mr. Valentine.

  858,752

	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 858,752
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 858,752
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8% (23.9% of combined voting power) (1)
14.	Type of Reporting Person* IN

(1)

Based upon 8,871,589 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 12, 2021, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 24, 2021. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

1.	Names of Reporting Persons Trust for Michael J. Valentine, dated March 26, 1991
2.

  Check the Appropriate Box if a Member of a Group*

  (a)  ☒**        (b)  ☐

  **  The reporting persons making this filing hold an aggregate of 828,930 shares of Class A Stock and 29,822 shares of Common Stock, which in the aggregate represents 23.9% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power (Represents 276,310 shares of Class A Stock.) 276,310
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 276,310
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 276,310
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% (7.9% of combined voting power) (1)
14.	Type of Reporting Person* OO

(1)

Based upon 8,871,589 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 12, 2021, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 24, 2021. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

1.	Names of Reporting Persons Trust for James A. Valentine, dated March 26, 1991
2.

  Check the Appropriate Box if a Member of a Group*

  (a)  ☒**        (b)  ☐

  **  The reporting persons making this filing hold an aggregate of 828,930 shares of Class A Stock and 29,822 shares of Common Stock, which in the aggregate represents 23.9% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power (Represents 276,310 shares of Class A Stock.) 276,310
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 276,310
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 276,310
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% (7.9% of combined voting power) (1)
14.	Type of Reporting Person* OO

(1)

Based upon 8,871,589 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 12, 2021, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 24, 2021. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

CUSIP No. 800422 10 7

1.	Names of Reporting Persons Trust for Mary Jo Carroll, dated March 26, 1991
2.

  Check the Appropriate Box if a Member of a Group*

  (a)  ☒**        (b)  ☐

  **  The reporting persons making this filing hold an aggregate of 828,930 shares of Class A Stock and 29,822 shares of Common Stock, which in the aggregate represents 23.9% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds* Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power (Represents 276,310 shares of Class A Stock.) 276,310
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 276,310
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 276,310
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% (7.9% of combined voting power) (1)
14.	Type of Reporting Person* OO

(1)

Based upon 8,871,589 shares of Common Stock and 2,597,426 shares of Class A Stock outstanding as of August 12, 2021, as reported in John B. Sanfilippo & Son, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 24, 2021. The percent of class represented by the amount in row eleven (11) is calculated assuming the conversion of the reporting person’s shares of Class A Stock into an equal number of shares of Common Stock. The combined voting power percent of class represented by the amount in row eleven (11) is calculated based upon the fact that the Class A Stock receives ten votes per share, and assuming that the reporting person’s shares of Class A Stock are not converted into Common Stock, which has one vote per share.

Introductory Statement

This Amendment No. 1 to Schedule 13D (“Schedule 13D/A”) is being filed jointly by the stockholders listed in Item 2 below, and such stockholders are sometimes individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they constitute a “group” within the meaning of Section 13(d)(3) of the Act. This Schedule 13D/A is being filed to reflect Mathias A. Valentine no longer being a member of the group as well as making general updates to the Schedule 13D filed on April 27, 2012.

Except as expressly set forth in this Schedule 13D/A, each Reporting Person disclaims beneficial ownership of the Common Stock, par value $.01 per share (“Common Stock”), and the Class A Common Stock, par value $.01 per share (“Class A Stock”), of John B. Sanfilippo & Son, Inc. (“JBSS” or the “Company”) beneficially owned by any other Reporting Person.

Item 1. Security and Issuer.

This Schedule 13D/A relates to the Common Stock of John B. Sanfilippo & Son, Inc., a Delaware corporation, with its principal executive offices at 1703 North Randall Road, Elgin, Illinois 60123-7820. Michael J. Valentine is the beneficial owner of shares of Class A Stock, which are convertible into shares of Common Stock.

Item 2. Identity and Background.

This Schedule 13D/A is being filed jointly by the individual stockholders set forth below:

Stockholder / Address	Occupation / Employment / Business Address
Michael J. Valentine Individually and as Trustee of three trusts, the beneficiaries of which are Mr. Valentine and his siblings 1703 North Randall Road Elgin, Illinois 60123-7820	Director and Group President and of the Company 1703 North Randall Road Elgin, Illinois 60123-7820

Trust for Michael J. Valentine, dated March 26, 1991 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Trust for James A. Valentine, dated March 26, 1991 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Trust for Mary Jo Carroll, dated March 26, 1991 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Each Reporting Person above that is a natural person is a citizen of the United States. Each Reporting Person above that is a trust is organized under the laws of the United States and is organized for investment purposes. During the last five years, no Reporting Person has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons have not engaged in any purchases or other transactions in either Common Stock or Class A Stock to report pursuant to Item 3.

Item 4. Purpose of Transaction.

The Reporting Persons have not engaged in any purchases or other transactions in either Common Stock or Class A Stock to report pursuant to Item 4.

Item 5. Interest in Securities of the Issuer.

(a) - (b) The Reporting Persons, as members of a group, are deemed to beneficially own an aggregate of 828,930 shares of Class A Stock and 29,822 shares of Common Stock. This represents 31.9% of the total outstanding shares of Class A Stock and 7.5% of the total outstanding shares of Common Stock, assuming the conversion of all such shares of Class A Stock into an equal number of shares of Common Stock.

The holders of Common Stock are entitled to elect one-fourth of the members of the Company’s Board of Directors, rounded up to the nearest whole number. The holders of Class A Stock are entitled to elect the remaining directors. With respect to all matters other than the election of directors or any matters for which class voting is required by law, the holders of Common Stock and the holders of Class A Stock vote together as a single class, with the holders of Common Stock entitled to one vote per share of Common Stock and the holders of Class A Stock entitled to ten votes per share of Class A Stock.

Based on the relative voting rights of the Class A Stock and Common Stock, the Reporting Persons have or share 23.9% of the total outstanding voting power of the common equity of the Company. The stock ownership and the sole and shared voting and dispositive power of each Reporting Person is as follows:

Reporting Person	Sole Voting and Dispositive Power of Class A Stock	Shared Voting and Dispositive Power of Class A Stock	Total Percent of Class A Stock	Sole Voting and Dispositive Power of Common Stock	Shared Voting and Dispositive Power of Common Stock	Total Percent of Common Stock(2)	Voting Power of Common Equity(3)
Michael J. Valentine(1)(4)	828,930	—	31.9%	29,822	—	8.8%	23.9%
Trust for Michael J. Valentine, dated March 26, 1991(1)	276,310	—	10.6%	—	—	3.0%	7.9%
Trust for James A. Valentine, dated March 26, 1991(1)	276,310	—	10.6%	—	—	3.0%	7.9%
Trust for Mary Jo Carroll, dated March 26, 1991(1)	276,310	—	10.6%	—	—	3.0%	7.9%
Total Group of Reporting Persons(1)(4)	828,930	—	31.9%	29,822	—	8.8%	23.9%

(1)

Michael J. Valentine is the sole Trustee of the: (a) Trust for Michael J. Valentine, dated March 26, 1991; (b) Trust for James A. Valentine, dated March 26, 1991 and (c) Trust for Mary Jo Carroll, dated March 26, 1991. In his capacity as Trustee, Michael J. Valentine has the sole voting and dispositive power over the 828,930 shares of Class A Stock held in the trusts.

(2)

The percentage of Common Stock beneficially owned by each Reporting Person assumes the conversion of all shares of Class A Stock held by such Reporting Person into an equal number of shares of Common Stock.

(3)

The percentage of voting power of the common equity beneficially owned by each Reporting Person assumes no conversion of Class A Stock into Common Stock and is calculated based on voting power of ten votes per share of Class A Stock.

(4)	Michael J. Valentine has 29,822 shares of Common Stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons listed in Item 2 above are filing this Schedule 13D/A to reflect Mathias A Valentine no longer being a member of the group as well as making general updates to the Schedule 13D filed on April 27, 2012.

(1) Pursuant to the Restated Certificate of Incorporation of John B. Sanfilippo & Son, Inc. (the “Restated Certificate”), among other things:

(i)

So long as there is Class A Stock outstanding, holders of Common Stock and Class A Stock will vote together as one class with respect to all matters to be voted on by JBSS’s stockholders, except (a) as required by law; (b) in connection with the election of any directors or class of directors elected by any series or class of preferred stock; or (c) the holders of Common Stock and any class or series of preferred stock granted the right to so vote, voting together as a separate class and excluding the holders of Class A Stock, are entitled to elect a number (rounded to the highest whole number in the case of a fraction) of directors equal to one-fourth (1/4) of the total number of directors constituting the entire Board of Directors while the holders of Class A Stock are entitled to elect the rest of the directors;

(ii)	Each record holder of Class A Stock is entitled at any time to convert any or all of the shares of such Class A Stock into an equal number of shares of Common Stock;

(iii)

Upon the sale, assignment, pledge or other transfer of any shares or any interest in shares of Class A Stock, other than a “Permitted Transfer” as described in Part 4(b) of Subdivision II of the Restated Certificate, all such transferred shares of Class A Stock will be automatically converted into an equal number of shares of Common Stock; and

(iv)

All outstanding shares of Class A Stock will be automatically converted into an equal number of shares of Common Stock upon the date on which the number of outstanding shares of Class A Stock constitutes less than 12.5% of the total number of outstanding shares of Common Equity (as defined in the Restated Certificate).

(2) Michael J. Valentine, the Group President and Secretary of the Company, is the Trustee of the three trusts listed below. As the sole Trustee, Mr. Valentine has the authority to vote, or to direct the vote of, and to dispose, or to direct the disposition of, the 828,930 shares of Class A Stock held in the aggregate by the trusts. The following table more specifically describes each trust by identifying the name of the trust, the grantor and the beneficiary and the number of shares of Class A Stock held by each trust. Mr. Valentine is a sibling to the beneficiaries under each trust.

Trust	Trustee	Grantor	Beneficiary	Number of Shares
Trust for Michael J. Valentine, dated March 26, 1991	Michael J. Valentine	Michael J. Valentine	Michael J. Valentine	276,310

Trust for James A. Valentine, dated March 26, 1991	Michael J. Valentine	James A. Valentine	James A. Valentine	276,310

Trust for Mary Jo Carroll, dated March 26, 1991	Michael J. Valentine	Mary Jo Carroll	Mary Jo Carroll	276,310

The beneficiary under each trust is paid the income of the trust, including that derived from shares of Class A Stock, and so much of the principal of the trust, including shares of Class A Stock, as the Trustee determine to be required or advisable based upon certain criteria. The beneficiary under each trust has the right to receive the shares of JBSS held in trust under certain circumstances as provided in the respective trust agreements. Currently, the percentage of the shares of JBSS held in trust for the respective beneficiaries does not exceed five percent of the total number of outstanding shares of Common Stock.

(3) Michael J. Valentine has an oral understanding with the Sanfilippo family members listed in that certain Schedule 13D/A filed with the SEC on September 13, 2018, not to cumulate their votes for the election of Class A Directors and to vote in a reciprocal fashion for each of the other’s nominated Class A Directors.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2021

MICHAEL J. VALENTINE

By:	/s/ MICHAEL J. VALENTINE
Michael J. Valentine, Individually, and as Trustee of the Trust for Michael J. Valentine, dated March 26, 1991, the Trust for James A. Valentine, dated March 26, 1991 and the Trust for Mary Jo Carroll, dated March 26, 1991